May 31, 2005



Mail Stop 0305

Via U.S. Mail and Facsimile

Paul M. Bluto
Chief Executive Officer and Chief Financial Officer
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, Missouri 65616

RE:	ITEC Attractions, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2004

      File No. 1-12134

Dear Mr. Bluto:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your filing in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

* * * * *
As appropriate, please respond to these comments within 20 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of Operation

1. In future filings please expand your MD&A section to include an introductory section or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction or overview would:

* Include economic or industry-wide factors relevant to the company;
* Serve to inform the reader about how the company earns revenues and income, and generates cash;
* to the extent necessary or useful to convey this information, discuss the company`s lines of business, locations, and principle products and services ( but an introduction should not merely duplicate disclosures in the Description of Business section); and
* provide insight into material opportunities, challenges and risks, such as those presented by known trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.

	See FR-72 for guidance.

Critical Accounting Policies

2. We remind you that under existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company`s critical accounting measurements. In this regard, please revise future filings to include a "Critical Accounting Policies" section within MD&A that includes a discussion of your most critical accounting policies and estimates which appear to be revenue recognition, your policies for evaluating potential impairments in long-lived assets and the determination of your valuation allowance for the deferred tax assets. Your discussion should address the factors as to how you arrived at the estimate(s), how accurate the estimate/assumption has been in the past, how much the estimate/assumptions has changed in the past and whether the estimate/assumptions is reasonably likely to change in the future. Additionally, you should consider the following when determining what other items should go in to your critical accounting policy disclosure:

* the nature of the estimate or assumptions is material due to levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and
* the impact of the estimates and assumptions on financial condition or operating performance is material.

Such disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. See FR-72 for guidance.

Item 7. Financial Statements

Statement of Cash Flows, page 6

3. We note from your statement of cash flows that you issued tickets in exchange for property and equipment in the period ended December
31, 2003. In this regard, please tell us and explain in future filings the nature of this non-monetary transaction, your basis of accounting for the tickets transferred and property and equipment received, and gains or losses recognized on the transfer. If no gain or loss was recognized, please explain why.

Note 1: Nature of Operations and Summary of Significant Accounting
Policies

4. Please tell us and revise future filings to disclose your accounting policy and methodology for determining provisions for obsolete and slow moving inventories.

5. Please tell us and revise future filings to disclose your accounting policy and methodology for determining potential impairments in the recorded values of your long-lived assets.


Property and Equipment, page 7

6. Please revise future filings to disclose the estimated useful lives associated with each property and equipment category reflected in this note.

7. We note from your financial statements that you have incurred $900,000 related to film development cost, which you amortize on a straight-line basis. In this regard please tell us in detail the nature and amounts of the costs that have been capitalized and the film(s) associated with this film development cost and explain how your capitalization of these costs is supported with the factors cited in SOP 00-2. Additionally, please explain to us why you did not use the individual-film-forecast computation method in calculating film development cost amortization expense as required by paragraph
34 of SOP 00-2. We also note from your MD&A that the primary reason operating expenses increased by $344,436 over the previous year was primarily attributable to an increase in film royalties. In this regard please explain to us your accounting policy as it relates to participation cost accruals associated to your film development, supported with the factors cited in SOP 00-2. If you did not use the individual-film-forecast- method in estimating your participation costs accrual, supplementally tell us the accounting literature that supports your accounting treatment. Also as it relates to the above, quantify the impact on your financial statements for each period presented resulting from your non-compliance with SOP 00-2, as applicable. Furthermore if the aforementioned increase in operating expense was due to a change in estimate related to the participation cost accruals, in accordance with paragraph 33 of APB No. 20 you should disclose in a note to your financial statements the effect on income before extraordinary items, net income, and related per share amounts of the current fiscal period for this change in estimate that affects several future periods. Finally, please provide us with and include in your financial statements in future filings the disclosures required by paragraph 51 through 58 of SOP 00-2, as applicable. We may have further comment upon receipt of your response.

Revenue Recognition, page 7

8. We note from your disclosure that revenues are recognized by you at the time they are earned, which is generally simultaneous with their receipt. In this regard please expand your disclosure to separately describe your revenue recognition policy for revenue related to sales of retail store merchandise and associated returns, mall operations, lease space, and gift certificates. See Staff Accounting Bulletin No. 101 and 104, SFAS No. 48 and SFAS No. 13 for guidance. In addition advise us of and revise future filings to disclose your accounting policy for film exhibition, franchise, mall operations and lease space costs.



Note 4: Operating Leases, page 10

9. We note from your disclosure that you have (1) an operating lease agreement for a giant screen theater projection and sound system for your Branson Theater Complex, which requires the monthly payments to be adjusted annually based on the Consumer Price Index throughout the remaining lease term, together with annual percentage royalties ranging from zero to six percent based upon the attainment of certain net theater admission revenue volumes and (2) an operating lease on land located in Branson, Missouri, the site of the Company`s giant screen tourist entertainment complex, on which the lease payment amounts are also subject to an annual Consumer Price Index adjustment. In this regard, please provide us with your accounting policy as it relates to these annual lease payment adjustments. Your response should include but not be limited to a discussion addressing the material relevant facts, assumptions, estimates and the methods you considered in determining these annual lease payment adjustments for the periods presented in your financial statements. Additionally, provide us with and disclose in future filings the total amounts that you have accrued and paid for as it relates to these lease payment adjustments for each period presented in you financial statements. Refer to the requirements of paragraph 16(c)
of SFAS No.13.

10. We note from your disclosure that amounts recorded as accrued lease expense in your consolidated balance sheet reflect an accrual for those portions of the rents that will be paid during years twenty-one through fifty which are expensed currently using the straight-line method. We also note that for years twenty-one through fifty of the lease, the Company is obligated to make quarterly rent payments aggregating $145,000 annually. Based on these facts it appears that you may have under stated the accrual for lease expenses by approximately $277,000 at December 31, 2004. In this regard, please provide us a summary of your material facts, assumptions, estimates you considered in determining the accrual for lease expense of $648,000 presented in your consolidated balance sheet at December
31, 2004. We may have further comments upon receipt of your reply.

11. Please explain why amortization of the advance payment for rent associated with the Branson land lease totals $50,617 if the total payment of $1,025,000 is being amortized on a straight-line basis over the fifty year term of the land lease. It appears this amortization should be $20,500 per year based on the fifty year term of the lease. Please advise or revise as appropriate.

12. We note from your disclosure that your future minimum rentals to be received by you as of December 31, 2004 are $280,600 for 2005, $254,500 for 2006 and 259,000 for 2007. These amounts are a significant decrease compared to the mall operations revenue of $515,136 (which appears to be all related to lease rental revenue).
In this regard, please revise your MD&A to include a discussion explaining in detail the specific nature of the events or circumstances that will result in this significant decrease in rental revenue and quantify the dollar impact of each component that will contribute to this significant decrease.

Note 7. Derivative Financial Instrument, page 12

13. Please tell us and explain in further detail in Note 7 or 9 how you determined the fair value and related gains recognized during 2004 and 2003 in connection with the interest rate swap agreement with Bank of America. Your response and your revised disclosure should explain the method and significant assumptions used to determine the fair value of this financial instrument. Also, tell us and explain in MD&A in future filings why the gain recognized increased significantly from the prior fiscal year.

Note 8. Related Party Transactions, page 13

14. Please disclose in the notes to the Company`s financial statements that the Company`s Chief Executive Officer holds a majority of the Company`s outstanding common shares and therefore has the ability to control the Company`s operations. Refer to the disclosure requirements of paragraph 2 of SFAS No.57.

Note 11: Operating Segments, page 14

15. Please expand your disclosure to include a discussion of the types of products and services from which each reportable segment derives its revenue. See paragraph 26 of SFAS No. 131.
Additionally,
in your note please include the disclosures as required by paragraph
27 and 28(b) of SFAS No. 131, if applicable.

Item 14. Controls and Procedures, page 17

16. Please revise your filing to move your controls and procedures disclosure to Item 8(a) and include within this item the disclosures as it relates to your principle accountant fees and services as required by Item 14 of Form 10-KSB.

Other
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Jeff Jaramillo at (202) 551-3212 or Linda Cvrkel,
Branch Chief, at (202) 551-3813 if you have questions regarding these comments. Please contact Max Webb, Assistant Director, at (202)
551-
3755 with any other questions.



							Sincerely,


							Linda Cvrkel
							Branch Chief


Via facsimile:  Paul M. Bluto, Chief Executive Officer and Chief
Financial Officer
      (417)336-5348












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Paul M. Bluto
ITEC Attractions, Inc.
May 31, 2005
Page 1